Mail Stop 4561

February 20, 2008

Ming Hsieh, Chief Executive Officer
Cogent, Inc.
209 Fair Oaks Avenue
South Pasadena, CA 91030

> **Re:** **Cogent, Inc.**
> **Form 10-K/A**
> **Filed April 27, 2007**
> **File No. 000-50947**

Dear Mr. Hsieh:

We have completed our review of your executive compensation and related disclosure and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Attorney Advisor

cc.   Scott Stanton, Esq.
        via facsimile at 858.720.5125